

paragon financial

Via Telecopier
November 7, 2005

Ms. Linda Cvrkel
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:    Paragon Financial Corporation (the "Company")
            Form 10-K for the Fiscal Year Ended December 31, 2004
            Form 10-Q for the Quarter Ended June 30, 2005
            Poxy Statement filed on Schedule 14A

Dear Ms. Cvrkel:

        We have received your letter dated September 28, 2005 and provide you with the responses below to the queries raised therein. We acknowledge that:

- We are responsible for the adequacy and accuracy of the disclosure our filings.
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
- We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

## Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources, page 21

1. We note per your MD&A disclosures that you are actively discussing the restructuring of your company's debt, and that you have modified the terms of your revolving line of credit, your outstanding convertible debentures, and the note payable to your former related party. Please tell us how you have accounted for the modification of <u>each</u> of these debt instruments and the accounting literature that you have used to account for these debt modifications.

Ms. Linda Cvrkel
November 7, 2005
Page 2

<u>Our Response</u>: We are happy to provide you with our accounting treatment for the modification, or potential modification, of each of the debt instruments in your query:

a. <u>Revolving Line of Credit</u> – This debt was in default and was classified as short-term debt. As part of our modification, we paid the following fees to bank: a) interest and late fees of approximately $5,323; b) loan extension fee of $2,450; and c) attorney fees of approximately $7,854. All of these fees were expensed in December 2004 with items a) and b) charged to interest expense and item c) charged to general and administrative expenses.

b. <u>Convertible Debentures</u> – We have accounted for the modification of the terms of the debt and warrants as a troubled debt restructuring in accordance with paragraph 16 of FAS 15: Accounting by Debtors and Creditors for Troubled Debt Restructurings ("FAS 15"). The difference between the Black-Scholes value of the original warrants and the re-priced warrants per the modification agreement was treated as additional interest expense and will be charged to expense over the life the convertible debt.

c. <u>Note Payable to Former Related Party</u> – Our former related party agreed verbally not to pursue legal action on the notes in default at December 31, 2004. We accounted for these notes as though they were in compliance with their terms as the classification between current and long-term liabilities. The accrued interest on these notes was included on the accrued expenses – other line on our balance sheet at December 31, 2004.

<u>Financial Statements – Consolidated Balance Sheets, page F-4</u>

2. We note that your company carried a goodwill balance of $822,000 on its balance sheet at December 31, 2004. In light of your company's losses from operations during each of the past three years, negative cash flow from operating activities during these periods, negative working capital at both December 31, 2004 and 2003, and the substantial doubt about your ability to continue as a going concern, please tell us why you do not believe that your goodwill balance is impaired at December 31, 2004. In your response, please provide a detailed discussion of your assumptions and the factors considered when performing your annual impairment test.

<u>Our response</u>: The goodwill balance relates to the excess of the purchase price of PHF over the book value of its net assets. While our consolidated results since PHF's acquisition show a loss, PHF's stand alone audited statements demonstrate that PHF is profitable, and, based on the market conditions at December 31, 2004, the approximate market value of PHF supported the goodwill value on our consolidated accounts at December 31, 2004.

<u>Notes to the Consolidated Financial Statements</u>

Ms. Linda Cvrkel
November 7, 2005
Page 3

Note 1. Principals of Consolidation, Basis of Presentation and Significant Accounting Policies

Acquisitions, page F-9

3. We note the disclosure on page F-9 indicating that the Company valued the 52,329,735 shares of common stock issued in connection with the acquisition of PGNF's common stock at $6.4 million or approximately $0.122 per common share. Please tell us in further detail how the company determined the value assigned to the shares issued in connection with this transaction and explain how the valuation of these shares complied with guidance outlined in paragraph 22 of SFAS No. 141.

Our response: Paragraph 22 of SFAS No. 141 ("FAS 141") assumes that "the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity." Further, paragraph 22 states that "the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued."

Here, we agreed to terms on our merger with PGNF on October 14, 2002, but we did not issue a press release announcing the merger until November 14, 2002. The closing price of our common stock was quoted as $0.12 per share on October 14, 2002 and $0.45 per share on November 14, 2002. In determining the value to attribute the common stock issued for PGNF, we considered the market prices of our common stock before and after the terms were agreed as well as when it was announced.

Based upon the historical earnings of PGNF, the fair value of their net assets, the transaction multiple used in similar transactions within the industry, and our own acquisition valuation model, we determined that the closing price of October 14, 2002 was the best to produce a reasonable value for the common stock issued for the PGNF merger. We averaged the per share closing prices of our common stock on the trading day before, the day of and the day after the terms to the merger were known to produce a per share value of $0.122 for use in our purchase price calculation and subsequent valuation of the common stock issued for the merger.

Allowance for Loan Repurchases and Premium Recapture, page F-11

4. Please revise to include Schedule II with respect to the Company's allowance for loan repurchases and premium recapture. Note that this schedule should be presented for each period presented in your statements of operations and should be examined by your independent registered public accountants. Refer to the requirements of Rule 5-04 of Regulation SX.

Ms. Linda Cvrkel
November 7, 2005
Page 4

**Our Response:** Rule 5-04 of Regulation SX requires that schedules pertaining to valuation and qualifying accounts be filed as of the date of the most recent audited balance sheet and for each period for which an audited income statement is required. Here, the allowance for loan repurchases and premium recapture related to contractual obligation of our former mortgage banking operations which were part of our discontinued operations disposed of in May 2004.

Our continuing mortgage origination business does not have an allowance for loan repurchases or premium recapture nor an allowance for doubtful accounts. The revenue is recognized at the closing of a mortgage loan and collected from the title company within 3 business days of the closing. For mortgage loans where a right of recision exists, we record the revenue on the date of closing, but, since the window for recission is a short period of time (typically, three business days) after the our accounting period ends, we reduce our revenue, closing volume and loans closed for the period on any transactions where the right to rescind is exercised by the customer.

Therefore, we did not have a Schedule II balance related to the allowance for loan repurchases and premium recapture on our December 31, 2004 balance sheet. our most recent balance sheet, to disclose.

## Impairment, page F-12

5. Please revise the notes to the company's financial statements to include all of the disclosures required by paragraph 47 of SFAS No. 142 with respect to the goodwill impairment charge recognized during 2004.

**Our Response:** Paragraph 47 of SFAS No. 142 ("FAS 142") states that "for each goodwill impairment loss recognized, the following information shall be disclosed in the notes to the financial statements that include the period in which the impairment loss is recognized:
   a. A description of the facts and circumstances leading to the impairment
   b. The amount of the impairment loss and the method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses, a present value or other valuation technique, or a combination thereof)
   c. If a recognized impairment loss is an estimate that has not yet been finalized (refer to paragraph 22), that fact and the reasons therefore and, in subsequent periods, the nature and amount of any significant adjustments made to the initial estimate of the impairment loss.

We stated in impairment portion of Note 1 that the impairment loss recorded related to our former PGNF subsidiary. Further, we stated that the loss was to reduce the carrying value of

Ms. Linda Cvrkel
November 7, 2005
Page 5

PGNF to its estimated realizable value and disclosed the amount of the impairment loss in Note 2. Discontinued Operations. While the disclosure of the facts and circumstances surrounding the impairment could have been more concise, we did provide enough information for a reader to understand we disposed of an asset that was not performing up to our expectation and to understand the impairment and subsequent disposal were deemed by management in the best long-term interest of our shareholders.

## Note 2. Discontinued Operations, page F-16

6. Please tell us how you determined the amount of the $4,948 credit made to additional paid in capital in connection with your disposal of PGNF. In this regard, please explain how your receipt of 52,329,735 common shares valued at $3,140 and 1,800 Series E shares plus accrued dividends valued at $1,998, resulted in a credit to additional paid in capital in that amount.

Our Response: In recording the sale of PGNF, our adjustment to additional paid-in capital was calculated as follows:

| | |
|---|---:|
| Common stock received (in shares) | 52,329,735 |
| Closing per share price on May 31, 2004 | $0.06 |
| Value assigned to common stock received ($000) | $3,140 |
| Book value of preferred stock received ($000) | 1,813 |
| Total consideration received ($000) | $4,953 |
| Less: | |
|    Par value of common stock received ($000) | (5) |
|    Par value of preferred stock received ($000) | (-) |
| Reduction in additional paid-in capital ($000) | $4,948 |

The accumulated preferred stock dividend was not accrued, and therefore, it was not included in the calculation of gain or loss on disposal.

7. Please tell us and revise Note 2 to disclose how the loss on disposal of PGNF of $102,000 was calculated or determined and revise your consolidated statements of operations to reflect this loss as a component of discontinued operations. Additionally, please revise Note 2 to include all of the disclosures required by paragraph 47 of SFAS No. 144.

Our Response: We calculated the loss on disposal as follows:

Ms. Linda Cvrkel
November 7, 2005
Page 6

| | |
|---|---|
| Common stock received (in shares) | 52,329,735 |
| Closing per share price on May 31, 2004 | $0.06 |
| Value assigned to common stock received | $3,139,784 |
| Book value of preferred stock received | 1,813,102 |
| Total consideration received | $4,952,886 |
| Book value of PGNF at May 31, 2004 | (5,054,473) |
| Loss on disposal of PGNF | ($101,587) |

We note that our loss from continuing operations included in our statement of operations contains the loss on disposal of segment and understand that this loss should be included in the loss from discontinued operations. Given the size of our loss from operations and our financial condition, the loss on disposal is not material on a quantitative or qualitative basis, and we ask the Commission to allow us to make this adjustment in all future filings where this disclosure is appropriate.

Note 5. Goodwill, page F-18

8. Please tell us and revise Note 5 to disclose the factors that contributed to a purchase price for the acquisition of PHF that resulted in the recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No. 141.

Our Response: Upon the completion of the PHF acquisition, we reviewed potential intangible assets including customer lists and non-compete and non-solicitation provisions of employment contracts. PHF did not have non-compete and non-solicitation provisions in their contracts nor did they market to their existing customer database. Thus, we did not attach any value to other intangible assets.

9. In addition, please explain why none of the purchase price for the acquisition of PHF was allocated to indentifiable intangible assets other than goodwill.

Our Response: In mortgage companies like PHF, there are, potentially, a few identifiable intangible assets other than goodwill. These potential intangible assets include customer lists, preferred lender arrangements with developers and non-solicitation and non-competition agreements with its loan officers. At time of our acquisition of PHF, it did not have any such agreements in place. Therefore, all of the purchase price in excess of the fair value of the net assets received was allocated to goodwill.

Note 8. Stockholders' Deficiency

Stock Purchase Warrants, page F-20

Ms. Linda Cvrkel
November 7, 2005
Page 7

10. Please tell us and revise Note 8 to explain how you valued and accounted for the stock purchase warrants that were issued as part of the convertible notes offerings in December of 2002 and March of 2003. Also, tell us and disclose in your financial statements how you determined the amount of the beneficial conversion feature associated with the convertible notes and indicate the period over which the amount will be recognized as an expense in your financial statements. Your response and your revised disclosure should clearly explain how the treatment used complied with the requirements of EITF-98-05 and 00-27, as applicable.

Our Response: The convertible debt securities were issued at various days during the period December 22, 2002 to March 6, 2003. Since the cash received as immediately used as working capital, we calculated the beneficial conversion feature on each date cash from the offering was received. For each date, the beneficial conversion feature was calculated in accordance with paragraph 5 of EITF 00-27. Specifically, we allocated the proceeds received between the fair values of the convertible debt and the detachable warrants. We used the Black-Scholes model to determine the fair value of the warrants and the effective conversion price of the convertible debt. Then, we used the model in EITF 98-05 to measure the intrinsic value of the beneficial conversion feature. We amortized this conversion feature into interest expense ratable over its issue date to the security's maturity date.

For example, on January 13, 2003, we received $10,000 in proceeds from the debenture offering. On that date, the closing price of our common stock was $0.46 per share. The conversion price was $0.25 per share, i.e. the debt was convertible into 40,000 shares. As part of the transaction, the holder received warrants with a three year life to purchase 2,000 shares of our common stock at $0.25 per share. We valued the warrants at $855 and calculated an effective conversion price of $0.229 and valued the beneficial conversion feature at $9,145. The beneficial conversion feature was charged to interest expense from January 13, 2003 to December 31, 2003.

11. Please tell us why you do not believe it necessary to record a valuation allowance for your entire deferred tax asset balance despite your company's significant losses for the last three years and the substantial doubt about your company's ability to continue as a going concern. In your response, tell us the specific assumptions that you have relied upon to determine that it is more likely than not that the unreserved portion of your deferred tax asset will be recognized.

Our Response: In determining whether we would be able to recognize the value of the deferred tax assets on our consolidated financial statements, we evaluated the likelihood of continued profits at our operating subsidiary (PHF), our ability to complete additional acquisitions, and our ability to reduce the operating expenses at PFC. Further, we analyzed

CF1-00058912

Ms. Linda Cvrkel
November 7, 2005
Page 8

the financial and current and deferred income tax impacts of certain legal restructurings that would allow utilization of the accumulated net operating losses at PFC to directly offset taxable income at PHF. Based upon this review, we expect to be able to utilize the net operating losses prior to their expiration based solely upon the operating performance of our PHF subsidiary and our ability to significantly reduce corporate operating expenses.


### Form 10-Q for the Quarter Ended June 30, 2005

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 5. Goodwill, page 12

12. Please tell us and revise Note 5 to disclose the factors that contributed to a purchase price for the acquisition of FCM which resulted in the recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No. 141.

Our Response: Paragraph 51b of FAS 141 requires that the notes to the financial statements of a combined entity shall disclose certain information in the period in which a material business combination is completed. As noted in our response to your query below, we did not view the acquisition of FCM as a material transaction, and thus, Paragraph 51 would not have been applicable.

13. In addition, please explain why none of the purchase price for the acquisition of FCM was allocated to indentifiable intangible assets other than goodwill.

Our Response: We were awaiting the completion of FCM's final income tax return to perform a final allocation and distribution of the purchase price. FCM filed its final return in September 2005, and we are currently performing the final allocation of the purchase price.

14. Please explain why you have not provided audited financial statements and pro forma financial information with respect to the acquisition of FCM in a report on Form 8-K in accordance with Rule 3-05 and Rule 11-01 of Regulation S-X. If you do not believe this acquisition met the materiality thresholds outlined in Rule 3-05 of Regulation S-X, please provide us with the computations prepared in support of this conclusion.

Our Response: Based upon FCM's historical operating results, we did not believe that FCM was a material acquisition at the date of acquisition. In determining whether FCM met the materiality thresholds, we used our balance sheet and income statement as of and for the year ended December 31, 2003 (which at the time was the most recent completed fiscal year end), and applied the 20% thresholds to the definition of a significant subsidiary as stated in Rule 1-02(w). FCM's assets were $34, and FCM's loss was $36 in its most recent

Ms. Linda Cvrkel
November 7, 2005
Page 9

completed fiscal year. Therefore, by the terms of Rule 3-05, FCM was not considered a material acquisition.

<u>Schedule 14A Proxy Statement</u>
<u>Equity Compensation Plan Information</u>

15. The number of outstanding options and warrants at December 31, 2004, as disclosed in your Schedule 14A proxy statement is inconsistent with the disclosures provided in Note 8 to your audited financial statements for the year ended December 31, 2004. Please reconcile and revise these disclosures.

<u>Our Response</u>: In our Schedule 14A, we <u>erroneously included</u> warrants issued as part of an equity offering in 2005 in our equity compensation plan information disclosure in our Schedule 14A. The warrants issued to the purchasers in our equity offering were not part of our 2002 Equity Participation Plan previously approved by our shareholders.

Ms. Cvrkel, if you have any additional questions related to our responses provided above, do not hesitate contacting me directly at (904) 880-2533.

Sincerely yours,

PARAGON FINANCIAL CORPORATION



Scott Vining
Chief Financial Officer

cc: John Stevens, CPA